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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.


Michael Capellas, Chairman and CEO of Compaq, sent the following message to Compaq employees on March 12, 2002.


TO: COMPAQ GLOBAL TEAM

Next week, Compaq and HP will reach the end of an eventful, more than six month journey. Shareholders will determine whether our proposed merger becomes a reality or whether we go forward as standalone companies. HP shareholders will vote on the proposed merger on March 19. Compaq shareholders will vote on March 20.

Although I'm confident that we will win shareholder approval, the HP shareholder vote is likely to be close. We had two important successes last week. Institutional Shareholder Services recommended that it's clients vote for the merger and the U.S. Federal Trade Commission cleared the deal after an extensive anti-trust review. But we also lost an influential investor. The California Public Employees' Retirement System (Calpers) - the largest pension fund in the U.S. - said it would vote against the merger.

You can expect these continuing shifts right up to the special shareholder meetings. Retail investors have been voting steadily since they received the joint proxy/prospectus a month ago. Institutional investors, on the other hand, tend to wait until the last few days to cast their votes.

We've communicated extensively with both institutional and retail investors during the past few months. We've made the case for the merger and the value it will create for customers, shareholders and employees. Now it's up to shareholders to make the final decision.

I know that this proxy fight has been tough on everyone. But I'm proud of the way that you have fought through the distractions and continued to focus on Compaq's success. The most important thing we can do is to stay close to our customers and do the work necessary to deliver the quarter. Based on the outcome of the votes next week, we will communicate next steps.

Michael

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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.